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                                                                 EXHIBIT 12.02

                       LOUISVILLE GAS AND ELECTRIC COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (Thousands of $)


                                                             1998         1997         1996            1995          1994
                                                             ----         ----         ----            ----          ----
Earnings:
   Income before cumulative effect of a change
     in accounting principle per statements
     of income........................................   $   78,120     $ 113,273     $ 107,941     $  83,184     $  61,689

Add:
   Federal income taxes - current.....................       39,618        59,074        34,019        35,824        30,926
   State income taxes - current.......................       10,164        14,754         7,589         8,795         7,726
   Deferred Federal income taxes - net................        2,167        (4,171)       19,816         4,261          (950)
   Deferred State income taxes - net..................          636           778         6,648         2,788           956
   Investment tax credit - net........................       (4,312)       (4,342)       (4,406)       (4,742)       (4,619)
   Fixed charges......................................       37,571        40,928        42,198        43,550        44,665
                                                         ----------     ---------     ---------     ---------     ---------
     Earnings.........................................      163,964       220,294       213,805       173,660       140,393
                                                         ----------     ---------     ---------     ---------     ---------
                                                         ----------     ---------     ---------     ---------     ---------

Fixed Charges:
   Interest Charges per statements of income..........       36,322        39,190        40,242        41,918        42,856
   Add:
     Interest income (1)..............................            -             -           409             -             -
     One-third of rentals charged to
       operating expense (2)..........................        1,249         1,738         1,547         1,632         1,809
                                                         ----------     ---------     ---------     ---------     ---------
         Fixed charges................................   $   37,571     $  40,928     $  42,198     $  43,550    $   44,665
                                                         ----------     ---------     ---------     ---------     ---------
                                                         ----------     ---------     ---------     ---------     ---------

Ratio of Earnings to Fixed Charges....................         4.36          5.38          5.07          3.99          3.14
                                                         ----------     ---------     ---------     ---------     ---------
                                                         ----------     ---------     ---------     ---------     ---------
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NOTE:
(1)  Interest income earned on pollution control revenue bond proceeds held and invested by trustees - netted against interest charges above.
(2)  In the Company's opinion, one-third of rentals represents a reasonable approximation of the interest factor.